UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  __)*

FLUX POWER HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

344057 104
(CUSIP Number)

Chris Anthony
2240 Auto Park Way, Escondido, California 92029
877-505-3589
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 14, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 344057 104
1.
Names of Reporting Persons ..............................................................................................................Chris Anthony
I.R.S. Identification Nos. of above persons (entities only).

2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a) .................................................................................................................................................................................□

(b) .................................................................................................................................................................................□

3	SEC Use Only
4.	Source of Funds (See Instructions) .......................................................................................................................OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................................N/A
6.	Citizenship or Place of Organization ..................................................................................................United States
Number of Shares Bene-ficially by Owned by Each Reporting Person With	7. Sole Voting Power ......................................................................................................................11,929,697(1)
8. Shared Voting Power ........................................................................................................................................0
9. Sole Dispositive Power ..............................................................................................................11,929,697(1)
10. Shared Dispositive Power ................................................................................................................................0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person ...............................................11,929,697(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ................................□
13.	Percent of Class Represented by Amount in Row (11).......................................................................28.8%(1)(2)
14.

Type of Reporting Person (See Instructions)
 ...................................................................................................................................................................................IN

(1) Includes options to purchase 110,881 shares of common stock which are exercisable within 60 days.
(2)Based on 41,258,185 shares of common stock immediately outstanding after the Closing of the  Share Exchange.

SCHEDULE 13D

Item 1.  Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to shares of common stock, $0.001 par value  of Flux Power Holdings, Inc., a Nevada corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 2240 Auto Park Way, Escondido, California 92029.

Item 2.  Identity and Background

This statement is being filed by Chris Anthony (the “Reporting Person” or “Mr. Anthony”).

(a)	Chris Anthony, an individual

(b)	Mr. Anthony’s address is 2240 Auto Park Way, Escondido, California 92029.

(c)	Mr. Anthony is a Director, Chief Executive Officer and President of the Issuer.

(d)	Within the last five years, Mr. Anthony has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Mr. Anthony has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Anthony is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

Mr. Anthony acquired beneficial ownership of 11,929,697 on June 14,  2012 in connection with the closing of the share exchange (the “Share Exchange”) pursuant to the terms of that certain Securities Exchange Agreement, dated May 18, 2012 (the “Exchange Agreement”), by and between the Issuer, Flux Power, Inc., a California corporation (“Flux Power”), and shareholders of Flux Power, Mr. Chris Anthony, Esenjay Investments LLC, and Mr. James Gevarges ( collectively, “Flux Power Shareholders”).   Pursuant to the Share Exchange, the Issuer acquired all of the outstanding capital stock of Flux Power in exchange for the issuance of an aggregate of 37,714,514 unregistered and restricted shares of the Issuer’s common stock, par value $0.001 per share (“Exchange Shares”) to Flux Power Shareholders, including Mr. Anthony. In connection with the Share Exchange, the Issuer assumed the Flux Power 2010 Stock Option Plan and 1,535,000 outstanding options of Flux Power.  As a result, Mr. Anthony holds options to purchase 295,470 shares of common stock at an exercise price of $0.04 per share, of which Mr. Anthony has a right to exercise  110,881 shares  within 60 days of the filing of this Schedule.  Mr. Anthony received a total of 11,818,816  shares of the Issuer’s common stock in exchange for the Company’s transfer of 4,000,000 shares of its common stock of Flux Power to the Issuer.   In connection with the Share Exchange, Mr. Anthony, along with Mr. Johnson and Mr. Gevarges were appointed as directors of the Issuer (as further described in the Exchange Agreement and under Item 4).  Accordingly, the Share Exchange represented a change in control of the Issuer.

As a result of the Share Exchange,  Mr. Anthony beneficially owns an aggregate of 11,929,697 shares of the Issuer, which includes Mr. Anthony’s right to acquire 110,881 shares of common stock of the Issuer within sixty days upon exercise of his options.  Ownership of  11,929,697 shares (the “Shares”)  represents 28.8% of such outstanding class of the Issuer’s securities.  The percentage calculation is based upon 41,258,185  outstanding shares of the Issuer’s common stock as of the date of the Closing of the Share Exchange.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exchange Agreement, attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 24, 2012,  and is incorporated herein by reference.

Item 4.  Purpose of the Transaction

The Reporting Person acquired the Issuer’s Shares for investment purpose and to effect the exchange pursuant to the Exchange Agreement as described in Item 3 above. In connection with the Exchange Agreement and as more fully described in the Form 8-K, (i) Mr. Gianluca Cicogna Mozzoni resigned as an officer of the Issuer and Mr. Anthony was appointed as the Issuer’s Chief Executive Officer and President and Chairman, Mr. Steve Jackson was appointed as the Chief Financial Officer of the Issuer and Mr. Craig Miller was appointed as the Secretary of the Issuer,  (ii) the number of director was fixed at three, and (iii) Mr. Cicogna Mozzoni resigned as a director of the Issuer and Messrs. Gevarges and Johnson were appointed as directors of the Issuer, with such appointment and resignation to be effective  as of the 10th day following the Issuer’s mailing of the Schedule 14f-1 to the Issuer’s shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended.  As a result of the Share Exchange, Flux Power is a wholly-owned operating subsidiary of the Issuer.

Subject to ongoing evaluation, except as otherwise set forth above, the Reporting Person has no current plans or proposals which relate to or would otherwise result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)
Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)
As of the date hereof, Mr. Anthony  beneficially owns an aggregate of 11,929,697 shares of the Issuer, which includes Mr. Anthony’s right to acquire 110,881 shares of common stock of the Issuer within sixty days upon exercise of his options.  Ownership of the 11,929,697 shares represents 28.8% of such outstanding class of the Issuer’s securities.  The percentage calculation is based upon 41,258,185  outstanding shares of the Issuer’s common stock as of the date of the Closing of the Share Exchange.

(b)
The following table sets forth the number of Shares as to which the respective Reporting Person has (i) the sole power to vote or direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Chris Anthony	11,929,697		11,929,697

(c)	The information contained in Items 3 and 4 above is hereby incorporated herein by reference in entirety.

(d)
The Reporting Person does An not know of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The content of the foregoing Items is hereby incorporated herein by reference in entirety.

  In connection with the Share Exchange, each Flux Power Shareholders, including Mr. Anthony,  agreed not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of any shares of Issuer or securities convertible into or exercisable or exchangeable into common stock of the Issuer for a period of eighteen (18) months from the closing date of the Share Exchange (the “Closing Date”), except during the period after the first anniversary of the Closing Date and a period of six (6) months thereafter, in such an amount which constitutes less than three percent (3%) in the aggregate of the Reporting Person’s beneficial ownership of Issuer’s common stock per month.

Item 7.  Materials to be Filed as Exhibits

Exhibit A – Form 8-K(1)
Exhibit B – Securities Exchange Agreement(2)
____________________
*           Attached herewith.
(1)	Incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on June 18, 2012.
(2)	Incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on May 24, 2012

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHRIS ANTHONY

/s/ Chris Anthony
Date: June 18, 2012